

INVESTOR PACK

June 2020

GO Meat

The Halal Way

info@gomeatservices.com | www.gomeatservices.com | gomeatservices

Disclosure

This presentation has been prepared solely to provide potential investors with the opportunity to determine their preliminary interest in the Company and for the purpose deciding whether to proceed with their own independent, in-depth investigation and analysis of the Company and does not purport to contain all of the information that may be required to evaluate a possible investment in the Company. Interested investors should review the documents contained in the Deal Materials section on crowdfunder.com in their entirety prior to making their investment decision.

Certain of the statements in this presentation are forward-looking statements that are based on current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results or future performance relating to the Company to differ materially from those expressed or implied in such statements. There can be no assurance that the Company will generate any particular level of revenue or will be able to operate profitably. GoMeat Services Inc. expressly disclaims any representation or warranty regarding involvement in or responsibility for any forward looking statements contained herein.

SOLVING A PROBLEM

PROBLEM STATEMENT	• Consumers: Avoid in-store line ups. Consistent quality meats. Reliable delivery service. • Retailers: Chaotic order in-take. Eliminate time consuming phone orders and payment processing.
SOLUTION	GoMeat, a marketplace of digital halal stores, connects consumers via mobile app: • On-demand, high-quality Halal Meat Orders. Same day, reliable, home delivery. • Streamlined order intake for retailers with predictable payment system. GoMeat offers a huge value proposition for both retailers and consumers.



MARKET OVERVIEW



USD 12 Billion annual
Halal Meat Market
USA only

Over 10,000 + Halal Meat stores operating just in the US

USD 1 Trillion Global Market across Europe, Asia and Australia

Muslims are NOT the only Consumers of Halal Meat

Halal Meat is consumed by many other communities across the USA because of the nutritional value as a healthy diet choice.

GOMEAT HAS 100% MARKET SHARE

No other company serves on-demand ordering and delivery via Mobile App for Halal Meat Products



OUR ROADMAP

25+ STORES PER MONTH

GC Meat
The Halal Way

JAN 2019
- Pilot Store Launch
- Somerset NJ
- 200+ App Downloads
- 100+ Customers
- 1 Driver

Apr 2020
- 18+ Stores
- 6,500+ Downloads
- 3,800+ Customers
- 1,000+ Orders in April
- 5 Counties in NJ
- 2 Counties in Chicago
- 8+ Drivers

Aug 2020
- Secure Funding
- Execute Expansion Plan
- Launch GoTo Market

Feb 2020
- 150 Stores
- 50K Downloads
- 35K Customers
- 10+ Drivers
- Multiple States in USA

JUN 2021
- Nationwide
- 500 Stores
- 200K Downloads
- 150K Customers
- 50+ Drivers

- Global

Investment First
Round $1 Million

Founder's Funding

Bootstrap

Next Round Investment

SEEKING INVESTMENT

FIRST ROUND



$230,000 - Legal, Professional & Insurance

$200,000 - Delivery Operations & Execution

$420,000 - Marketing, Promotions
Store & Customer Acquisition

$150,000 - Customer Services & Tech Platform

USD 1,000,000

KEY INVESTMENT HIGHLIGHTS

SCALABLE | Scalable Platform – Stores, Customers, Drivers
Geographically from North America to Global Scale

GROWTH | Over USD 1 Trillion Addressable Market
Growing Market in USA and Globally

RECURRENT | Recurrent Revenue Model – Repeat Orders
Control over Cashflows

PROFITABLE | Target to be Profitable by 2021
Margin improves with volume of transactions

GROWTH STRATEGY

Adoption and Scale to create Network Effect

Increase Number of Customers
Promotions & Referral Schemes

Increase Number of Stores
Expand Vertically - Food & Grocery
Expand Horizontally - Geographically

Scale GoMeat Platform
- Invest in People & Technology
- Optimize Business Processes

EXIT STRATEGY

Scale to become Acquisition Target of large players



Meat
The Halal Way
www.gomeatservices.com

info@gomeatservices.com | www.gomeatservices.com
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